Exhibit 5.1

February 28, 2002
Alph-Net Consulting Group, Ltd.
2110 E. Water Street
Tucson, Arizona 87519

RE:     SB-2 Registration Statement
        Common Stock of Selling Shareholders

Gentlemen:

         I refer to the Registration Statement on Form SB-2, the "Registration Statement" filed by Alph-Net Consulting Group, Ltd. a Nevada corporation (the "Company"), with the United States Securities and Exchange Commission under the Securities Act of 1933, relating to the offer by the selling shareholders listed therein of 250,000 shares of common stock, no par value per share (the "Stock"), originally acquired by these shareholders in earlier private transactions.

         As counsel to the Company, I have examined such corporate records, documents and questions of law as I have deemed necessary or appropriate for the purposes of this opinion. In such examinations, I have assumed the genuineness of signatures and the conformity to the originals of the documents supplied to me as copies. As to various questions of fact material to this opinion, I have relied upon statements and certificates of officers and representatives of the Company.

         Upon the basis of this examination, I am of the opinion that the 250,000 shares of Stock offered by the selling shareholders have been validly authorized, are legally issued, fully paid, and are non-assessable. If transferred or sold according to the terms of the propectus, they would continue to be legally issued, fully paid, non-assessable shares of the Company.

         I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and with such state regulatory agencies in individual states as may require such filing in connection with the registration of the Stock for offer and sale in those states.

Respectfully,

/s/ Christopher H. Dieterich
Christopher H. Dieterich